UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-49748

APPLE HOSPITALITY TWO, INC.

(Exact name of registrant as specified in its charter)

814 EAST MAIN STREET, RICHMOND, VA 23219 (804) 344-8121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON SHARES, NO PAR VALUE PER SHARE AND SERIES A PREFERRED SHARES,

NO PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: None*

*	Apple Hospitality Two, Inc. merged with and into Lion ES Merger, LLC, on May 23, 2007. Lion ES Merger, LLC was the surviving entity in the merger, and the separate corporate existence of Apple Hospitality Two, Inc. thereupon ended.

Pursuant to the requirements of the Securities Exchange Act of the 1934, Lion ES Merger, LLC (the surviving entity in the merger of Apple Hospitality Two, Inc. with and into Lion ES Merger, LLC) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 23, 2007	By:	/s/ Charles R. Lathem
		Name:	Charles R. Lathem
		Title:	Authorized Signatory